L&S Light & Strong, Ltd.

Haadom St.

Kanot industrial Zone, POB 7042

Gedera, Israel, 7070000

December 24, 2015

Ms. Susan Block, Esq.

Attorney-Advisor

United States Securities and Exchange Commission

Washington, DC 20549

Re:	Light & Strong, Ltd.
Amendment No. 1 to Registration Statement
on Form F-3
Filed December 15, 2015
File No. 333-205203

Dear Ms. Block:

Prospectus Cover Page 1.

Comment 1. We note your response to our prior comment 3 and that you have added an offering price for the Selling Shareholder shares. We further note your disclosure that there has been no public market for the shares and that the Company, in the future, plans to have its securities initially quoted on the OTC Bulletin Board and then listed on the NASDAQ. As such, please indicate on the cover page that the selling shareholders will sell at a price of $.70 per share until your shares are quoted on the OTC Bulletin Board and thereafter at prevailing market prices or privately negotiated prices.

Response 1. The registration statement has been revised accordingly.

Risk Factors We are “emerging growth company”

and we cannot be certain, page 7

Comment 2. We note your revision in response to our prior comment 5 and reissue the comment in part. Please state whether or not you intend to delay such adoption of new or revised accounting standards until such time as private companies are required to comply. To the extent you choose to forego (i.e., opt-out) of this exemption related to adopting new or revised accounting standards, please so state, along with disclosing that such election is irrevocable.

Response 2. The registration statement has been revised accordingly.

Recent Sales of Unregistered Securities, page 36

Comment 3. We note your response to our prior comment 7 and reissue in part. It does not appear that all of the shares being registered for resale are included in this section. The recent sales of unregistered securities table includes 42,909,445 shares and you are seeking to register 54,394,185 shares. Please revise the table to include all 54,394,185 shares or tell us the transactions from which the selling shareholders initially received the shares that are being offered for resale, which are not already included in the table here.

Response 3. The registration statement has been revised accordingly.

December 31, 2014 Audited Financial Statements

Note 19. Subsequent Events, page F-40

Comment 4. We note your inclusion of Undertakings directly following the last paragraph of the subsequent events footnote. Please remove the Undertakings disclosure from the financial statements section and instead include it in Part II of the Form F-1.

Response 4. The Undertakings section has been moved from the financial statements section.

Part II L&S Light & Strong, Ltd. Exhibit Index, page II-3

Comment 5. We note your response to our prior comment 9. Please revise the exhibit index to refer to your Articles of Association as Exhibit 3.1 and refile the exhibit under this number. Refer to Item 601 of Regulation S-K.

Response 5. The registration statement has been changed accordingly.

Exhibit 5.1

Comment 6. Please have counsel revise the last sentence in the second paragraph of the opinion to clarify that counsel relied on the enumerated items as to factual matters only or advise. Refer to Section II.B.3.a. of Staff Legal Bulletin No. 19, Legality and Tax Opinions, which is available on our website, www.sec.gov.

Response 6. The registration statement has been revised accordingly.

Comment 7. Please have counsel revise the penultimate paragraph of the opinion to delete a reference to “Florida Constitution and reported judicial decisions interpreting those laws” or advise.

Response 7. The registration statement has been revised accordingly.

Comment 8. In this regard, please provide a legal opinion which opines on the laws of Israel, the registrant’s jurisdiction of incorporation. Refer to Section II.B.1.c. of Staff Legal Bulletin No. 19, Legality and Tax Opinions.

Response 8. The registration statement has been changed accordingly and a legal opinion from Israeli counsel has been added.

Exhibit 23.1 Consent of Independent Accounting Firm

Comment 9. Please include an updated accountants’ consent in the next amendment. Please note that filed amendments should contain currently dated accountants’ consents. Manually signed consents should be kept on file for five years. Reference is made to Rule 402 of Regulation C.

Response 9. The registration statement has been changed accordingly.

Sincerely,

L&S Light & Strong, Ltd.

/s/ Uri Orbach

Uri Orbach

Chief Executive Officer